                                               Filed pursuant to Rule 424(b)(1)
                                                         SEC File No. 333-27297

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 6, 1997

                                 $150,000,000


                               TANDY CORPORATION


                       6.95% NOTES DUE SEPTEMBER 1, 2007

                               ----------------

  Interest on the 6.95% Notes due September 1, 2007 (the "Notes") issued by Tandy Corporation (the "Company") is payable on September 1 and March 1 of each year, commencing March 1, 1998. The Notes are unsecured, are not redeemable prior to maturity and will not be subject to any sinking fund.

  The Notes will be represented by global securities registered in the name of a nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book Entry Procedures." The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes."


                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
    THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
     CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
---------------------------------------------------------------------------------
Per Note.........................       99.611%          .650%        98.961%
Total............................     $149,416,500      $975,000    $148,441,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from August 19, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $145,000 payable by the Company.

                               ----------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be delivered in book-entry form through the facilities of The Depository Trust Company in New York, New York, on or about August 19, 1997, against payment therefor in immediately available funds.

                               ----------------

BEAR, STEARNS & CO. INC.
             MERRILL LYNCH & CO.
                             SALOMON BROTHERS INC
                                          RAUSCHER PIERCE REFSNES, INC.

           The date of this Prospectus Supplement is August 14, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING".

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's projections, estimates, expectations or beliefs concerning, among other things, financial items that relate to management's future plans or objectives or to the Company's future economic and financial performance. Forward-looking statements involve known and unknown risks and uncertainties and are indicated by words such as "anticipates", "expects", "believes", "plans", "could" and similar words and phrases. These risks and uncertainties include, but are not limited to, economic conditions including consumer installment debt levels and interest rate fluctuations, shifts in consumer electronic product cycles, technological advances or a lack thereof, consumer demand for products and services, competitive products and pricing, availability of products, inventory risks due to shifts in market demand, the regulatory and trade environment and such other risks and uncertainties described in the Company's reports and filings with the Securities and Exchange Commission incorporated by reference herein, including in "Item 1-- Business" and "Item 7--Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K"), "Item 2--Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (the "March 1997 Form 10-Q"), "Item 2-- Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (the "June 1997 Form 10-Q") and the Company's Current Report on Form 8-K filed on July 21, 1997. Potential investors are cautioned that certain events or circumstances could cause the Company's actual performance and financial results in future periods to differ materially from those estimated or anticipated.

                                  THE COMPANY

  The following summary of the business of the Company is qualified in its entirety by and should be read together with the more detailed information and the audited and unaudited financial statements, including the notes thereto, included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

  Tandy Corporation ("Tandy" or the "Company") engages in the retail sale of consumer electronics, including personal computers, primarily in the United States. The Company's principal retail operations include the RadioShack(R) and Computer City(R) store chains with approximately 6,900 retail locations. RadioShack sells primarily private label electronic parts and accessories, audio/video equipment, digital satellite systems, personal computers and cellular and conventional telephones, as well as specialized products such as scanners, electronic toys and hard-to-find batteries. The Computer City chain operates primarily as a "supercenter" format featuring name brand computers, software and related products.

RADIOSHACK

  RadioShack is the Company's largest operating division, offering the shopping convenience of approximately 6,800 company-owned and dealer stores. RadioShack stores offer primarily private label electronic parts and accessories, audio/video equipment, digital satellite systems, personal computers and cellular and conventional telephones, as well as specialized products such as scanners, electronic toys and hard-to-find batteries. RadioShack is committed to a retail environment that emphasizes knowledgeable personnel and excellent customer service, including a "service-oriented" approach. RadioShack has formed strategic relationships with key vendors to market their products such as computers (IBM(R)), home security (ADT(R)), direct-to-home satellite (RCA(R), PRIMESTAR(R), DIRECTV(R) and USSB(R)), telecommunications and wireless communications (Sprint(R) and Sprint PCSSM). These relationships augment the strong position RadioShack has historically maintained in core product categories such as batteries, communications equipment, telephones, antennas, electronic components, and parts and accessories.

  The RadioShack division operates approximately 4,900 company-owned stores, located throughout the United States. These company-owned stores average approximately 2,450 square feet and are located in major malls, strip centers and individual store fronts. RadioShack plans to expand its company-owned store base to approximately 5,000 locations by the year 2000. To provide RadioShack products to smaller communities, RadioShack has a network of approximately 1,900 dealer/franchise stores, including 57 international stores.

  RadioShack provides access to third party services such as cellular phone, PCS (wireless personal communication services using a higher designated frequency than traditional cellular communication), direct satellite programming and pager service. RadioShack is also focusing on becoming "America's Telephone Store". In connection with its recent alliance with Sprint and its plans to implement a Sprint "store-within-a-store" concept at its RadioShack store locations, Tandy intends to promote RadioShack as a "one stop" telephone store with a broad assortment of wired and wireless telecommunications products and services. For a discussion of RadioShack's recent alliance with Sprint, see "Item 7--Management's Discussion and Analysis of Results of Operations and Financial Condition--Net Sales and Operating Revenues" in the 1996 Form 10-K incorporated herein by reference. For its personal computer sales, which accounted for approximately 11.0% of the RadioShack division's net sales and operating revenues in fiscal year 1996, Tandy primarily targets the home and the small business markets.

COMPUTER CITY

  Computer City stores offer approximately 4,400 different name brand items (including computers, software and related products in such brands as IBM(R), Sony(R), Lotus(R), Microsoft(R), Compaq(R), AST(R) and Hewlett Packard(R)), competitive prices and customer service on computers, computer software and accessories. Computer City operates two different size formats, Computer City SuperCenters with 82 units and Computer City Express with 11 units, including five in Europe and seven in Canada. The SuperCenters average approximately 21,150 square feet. Computer City Express stores average approximately 12,300 square feet, serve smaller markets and supplement SuperCenters in larger markets. The Company may open approximately two to four additional Computer City stores in 1997. The 94 stores in operation at June 30, 1997 exclude the 21 Computer City stores closed pursuant to the Company's December 30, 1996 restructuring announcement. All of these stores were closed by March 31, 1997.

INCREDIBLE UNIVERSE

  On December 30, 1996, the Company announced its plan to exit the Incredible Universe business. At December 31, 1996, there were 17 open Incredible Universe locations and two that had been previously closed. The Company has concluded the sale of six Incredible Universe stores, and related fixed assets and inventory, to Fry's Electronics, Inc. ("Fry's") and its affiliates in exchange for approximately $21.5 million in cash and $98.4 million in notes receivable. Of the remaining 13 stores, the Company has sold five stores for an aggregate sales price of approximately $45 million in cash and $15 million in marketable securities. The Company anticipates that three additional stores will be sold by October 31, 1997 under an existing agreement for one store and two agreements expected to be entered into for two stores for an aggregate sales price of approximately $26.6 million payable in cash, notes and marketable securities. The Company intends to dispose of the remaining five stores by December 31, 1997. There can be no assurance that any of the planned sales or dispositions will occur.

  For further discussion of the store closures and related restructuring, see "Item 7--Management's Discussion and Analysis of Results of Operations and Financial Condition--Provision for Business Restructuring" in the 1996 Form 10-K and "Notes to Consolidated Financial Statements (Unaudited) Note 6-- Restructuring Reserves" in the June 1997 Form 10-Q incorporated herein by reference. Unexpected delays in liquidation and closing of asset sales or further changes in Company strategy, among other factors, could result in charges and reserves previously estimated being inadequate, and future charges may be required.

  For additional information with respect to the Company's business, see "Item 1--Business" in the 1996 Form 10-K incorporated herein by reference.

                              RECENT DEVELOPMENTS

  On June 26, 1997, the Company organized a new subsidiary, Computer City, Inc. ("CCI"), and thereafter conveyed to it certain related assets and liabilities of the Company's Computer City division. On July 17, 1997, Eureka Venture Partners III LLP, a Texas limited liability partnership ("Eureka"), entered into a Stock Purchase Agreement with the Company to acquire 19.9% of the outstanding common stock of CCI for a total purchase price of $24.9 million, payable in cash (1% of the purchase price) and a note (99% of the purchase price) issued by Eureka. The note is secured only by the common stock of CCI held by Eureka and accordingly a minority interest will not be recognized in the Company's financial statements. The note accrues interest at 8% per annum and is payable on or before July 17, 2002. Pursuant to the terms of the Stock Purchase Agreement, Eureka and its principals will provide a new senior management team for CCI. This new management team will consist of Nathan Morton, CCI Chief Executive Officer and Co-Chairman, Avery More, CCI Vice Chairman, and Robert Boutin, CCI Chief Financial Officer, all of whom are principals of Eureka. John V. Roach, the Chairman and Chief Executive Officer of the Company, will serve as the other Co-Chairman of CCI and as its President. Eureka also acquired a warrant to purchase an additional 20.1% of the outstanding common stock of CCI for $31.4 million payable in cash (at least 10% of the purchase price) and a note (no more than 90% of the purchase price) issued by Eureka. This warrant is exercisable upon either the attainment of certain financial performance goals by CCI or if and when CCI is established as an independent entity.

  In connection with the creation of CCI, the Company assigned to CCI, and CCI assumed the Company's obligations under, a $125 million subordinated note payable to Trans World Electronics, Inc., a wholly owned subsidiary of the Company. This subordinated note represents certain liabilities of the Company allocable to its

Computer City division that were assumed by CCI. Also on July 17, 1997, the Company provided to CCI a $150 million line of credit expiring on December 31, 1997. Any amounts borrowed under such line of credit are secured by CCI's inventories and accounts receivable.

  The Company and Eureka are actively exploring opportunities that could over a period of time result in establishing CCI as an independent entity in the future by means of one or more transactions. There can be no assurance, however, that any such transaction or transactions will occur.

  If certain financial performance goals are met by CCI and a sale of the Company's interest in CCI is effected without the approval of the CCI Board of Directors, then Eureka has the option to require the Company to repurchase all shares of CCI owned by Eureka and the exercisable but unexercised portion of the warrant for certain amounts, as provided in the Stock Purchase Agreement. In addition, prior to CCI being established as an independent entity, the Company has the right to reacquire all of the shares of CCI owned by Eureka and the exercisable but unexercised portion of the warrant upon payment of certain amounts, to be determined by defined formulas pursuant to the Stock Purchase Agreement.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $148.3 million after deducting estimated underwriting discounts and commissions, and estimated expenses of the offering. The Company will use substantially all of the net proceeds to reduce its short-term debt consisting of short-term bank debt pursuant to uncommitted bank lines of credit and commercial paper which have maturities of less than 90 days. As of June 30, 1997 these borrowings totaled approximately $445 million with interest rates ranging between 5.76% and 6.00%. Proceeds from these bank borrowings and commercial paper were utilized for inventory requirements, Company common stock repurchases and other general corporate purposes. Any net proceeds not used to repay short-term debt will be used for general corporate purposes. The Company may reborrow short-term bank debt and utilize commercial paper borrowings in the future.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1997 and as adjusted to reflect the issuance of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds". For further discussion of the Company's capitalization presented in the schedule below, see the Company's June 1997 Form 10-Q and Notes 12 and 17 to the Company's Consolidated Financial Statements in the 1996 Form 10-K incorporated herein by reference.

                                                              JUNE 30, 1997
                                                           --------------------
                                                                         AS
                                                            ACTUAL    ADJUSTED
                                                           ---------  ---------
                                                              (IN MILLIONS)
   Short-term debt (1)...................................  $   449.7  $   301.4
                                                           =========  =========
   Current maturities of long-term debt (2) .............  $    33.0  $    33.0
                                                           =========  =========
   Long-term debt (3)....................................       77.9       77.9
     6.95% Notes due 2007 ...............................        --       150.0
                                                           ---------  ---------
       Total long-term debt .............................       77.9      227.9
                                                           ---------  ---------
   Stockholders' equity:
   Preferred stock, no par value, 1.0 million shares au-
    thorized:
     Series A Junior Participating, 0.1 million shares
      authorized
      and none issued or outstanding ....................        --         --
     Series B Convertible, 0.1 million shares authorized,
      0.1 million shares issued and outstanding (4)......      100.0      100.0
   Common stock, $1.00 par value, 250.0 million shares
    authorized,
    85.6 million shares issued and outstanding...........       85.6       85.6
   Additional paid-in capital............................      107.2      107.2
   Retained earnings ....................................    2,219.1    2,219.1
   Common stock in treasury, at cost, 32.1 million shares
    (5)..................................................   (1,351.2)  (1,351.2)
   Other equity (6) .....................................      (45.1)     (45.1)
                                                           ---------  ---------
       Total stockholders' equity .......................    1,115.6    1,115.6
                                                           ---------  ---------
       Total long-term capitalization ...................  $ 1,193.5  $ 1,343.5
                                                           =========  =========

--------
(1) Short-term debt consists of $242.5 million of outstanding commercial paper supported by a $500.0 million revolving credit facility (under which no amounts were outstanding as of June 30, 1997), $202.4 million of uncommitted money market borrowings from commercial banks and a $4.8 million short-term note payable.
(2) Current maturities of long-term debt consists of $20.2 million of medium-term notes payable, $12.3 million associated with the Company's guarantee of the Tandy Employees Stock Ownership Plan ("TESOP") indebtedness and $0.5 million of capitalized lease obligations.
(3) Long-term debt consists of $33.8 million associated with the Company's guarantee of TESOP indebtedness (with rates ranging from 6.47% to 9.34%), $29.0 million of capitalized lease obligations, $6.0 million of medium-term notes payable (with rates ranging from 7.25% to 8.63%) and $9.1 million of other notes payable (with variable interest rates currently ranging from 5.10% to 6.63%).
(4) On July 31, 1990, the trustee for the TESOP, now the Tandy Fund, issued $100.0 million of Guaranteed TESOP Notes due June 30, 2000 and used the proceeds from the sale thereof to purchase 100,000 shares of Series B Convertible Preferred Stock from the Company at a price of $1,000 per share.
(5) The Company currently has authorization to purchase up to 15 million shares, of which approximately 8.2 million shares had been purchased as of June 30, 1997.
(6) Other equity consists of "Foreign currency translation effects" and "Unearned deferred compensation related to TESOP".

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the consolidated financial statements (including the notes thereto) included in the 1996 Form 10-K and the June 1997 Form 10-Q, which are incorporated herein by reference. The selected consolidated financial data for the Company for the six month periods ended June 30, 1997 and 1996 have been derived from unaudited interim financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such data. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997 or for any future periods.

                           SIX MONTHS ENDED                                                SIX MONTHS ENDED    YEAR ENDED
                               JUNE 30,              YEAR ENDED DECEMBER 31,               DECEMBER 31, (1)     JUNE 30,
                           ------------------  ------------------------------------------  ------------------  ----------
                             1997      1996      1996      1995      1994          1993      1992      1991       1992
                           --------  --------  --------  --------  --------      --------  --------  --------  ----------
                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
                                                              (UNAUDITED)
SELECTED OPERATIONS DATA:
Net sales and operating
 revenues ...............  $2,437.7  $2,799.9  $6,285.5  $5,839.1  $4,943.7      $4,102.6  $2,161.1  $2,031.8   $3,649.3
Cost of products sold ...   1,540.5    1834.2   4,263.1   3,764.9   3,017.6       2,382.7   1,221.2   1,069.5    1,926.4
                           --------  --------  --------  --------  --------      --------  --------  --------   --------
Gross profit.............     897.2     965.7   2,022.4   2,074.2   1,926.1       1,719.9     939.9     962.3    1,722.9
Selling, general and
 administrative .........     747.4     815.4   1,761.1   1,646.5   1,532.7       1,354.7     761.8     730.7    1,342.1
Depreciation and
 amortization............      47.2      52.4     108.6      92.0      84.8          79.9      40.0      36.3       74.5
Interest income .........      (4.9)     (7.5)    (13.0)    (42.3)    (78.6)        (65.5)    (33.3)    (30.6)     (67.4)
Interest expense.........      19.2      16.0      36.4      33.7      30.0          39.7      20.5      24.0       43.2
Provision for
 restructuring costs(2)..       --       25.5     162.1       1.1      89.1           --       48.0       --         --
Impairment of long-lived
 assets(3) ..............       --       26.0     112.8       --        --            --        --        --         --
Gain from sale of credit
 accounts and extended
 service contracts(4) ...       --        --        --        --      (91.4)          --        --        --         --
                           --------  --------  --------  --------  --------      --------  --------  --------   --------
Income (loss) before
 income taxes,
 discontinued operations
 and cumulative effect of
 change in accounting
 principle ..............      88.3      37.9    (145.6)    343.2     359.5         311.1     102.9     201.9      330.5
Provision (benefit) for
 taxes ..................      34.0      14.1     (54.0)    131.3     135.2         115.5      35.2      73.2      119.8
                           --------  --------  --------  --------  --------      --------  --------  --------   --------
Income (loss) from
 continuing operations ..      54.3      23.8     (91.6)    211.9     224.3         195.6      67.7     128.7      210.7
Loss from discontinued
 operations(5) ..........       --        --        --        --        --         (111.8)    (63.9)     (8.1)     (26.9)
                           --------  --------  --------  --------  --------      --------  --------  --------   --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle ..............      54.3      23.8     (91.6)    211.9     224.3          83.8       3.8     120.6      183.8
Cumulative effect of
 change in accounting
 principle(6)............       --        --        --        --        --           13.0       --        --         --
                           --------  --------  --------  --------  --------      --------  --------  --------   --------
Net income (loss) .......  $   54.3  $   23.8  $  (91.6) $  211.9  $  224.3      $   96.8  $    3.8  $  120.6   $  183.8
                           ========  ========  ========  ========  ========      ========  ========  ========   ========
Net income (loss) from
 continuing operations
 per average common and
 common equivalent share.  $   0.92  $   0.34  $  (1.64) $   3.12  $   2.91      $   2.50  $   0.87  $   1.61   $   2.61
Dividends declared per
 common share............  $   0.40  $   0.40  $   0.80  $   0.74  $   0.63      $   0.60  $   0.30  $   0.30   $   0.60
SELECTED BALANCE SHEET
 DATA:
Total assets(7) .........  $2,246.8  $2,648.5  $2,583.4  $2,722.1  $3,243.8      $3,219.1  $3,381.4       N/A   $3,165.2
Working capital..........  $  542.1  $  958.9  $  746.3  $1,088.3  $1,350.1      $1,128.3  $1,478.0       N/A   $1,556.4
Total debt(8) ...........  $  560.6  $  481.8  $  362.3  $  330.7  $  382.4      $  574.6  $  708.5       N/A   $  588.6
Total debt as a % of
 total capitalization....      33.4%     24.0%     22.3%     17.1%     17.1%         22.8%     27.3%      N/A       23.4%
OTHER DATA:
Earnings before interest,
 taxes, depreciation and
 amortization (EBITDA)(9)..$  149.8  $   98.8  $  (13.6) $  426.6  $  395.7      $  365.2  $  130.1  $  231.6   $  380.8
Ratio of earnings to
 fixed charges(10).........    2.56      1.69     * (10)     4.22      4.56          3.89      2.83       N/A       3.95
Net cash provided by
 operating activities ...  $   26.4  $   39.9  $  307.5  $  673.0  $  268.9      $  322.3  $   13.7       N/A   $  146.8
Net cash provided (used)
 by investing activities
 (11) ...................  $  (51.9) $  (90.8) $ (112.9) $ (180.3) $  236.6 (12) $  (57.5) $  (90.2)      N/A   $ (102.2)
Net cash provided (used)
 by financing
 activities(12)............$  (24.7) $   47.5  $ (216.6) $ (554.8) $ (513.1)     $ (164.2) $   82.7       N/A   $ (124.4)

-------
(1) In 1992, the Company changed its fiscal year end from June 30 to December 31 effective with the six-month transition period ended December 31, 1992.
(2) For further discussion regarding "Provision for restructuring costs", see
    Note 3 to the Consolidated Financial Statements included in the 1996 Form 10-K incorporated herein by reference.
(3) For further discussion regarding "Impairment of long-lived assets", see
    Note 4 to the Consolidated Financial Statements included in the 1996 Form 10-K incorporated herein by reference.

(4) For further discussion regarding "Gain from sale of credit accounts and extended service contracts", see Note 6 to the Consolidated Financial Statements included in the 1996 Form 10-K incorporated herein by reference.

(5) During 1993, the Company discontinued and disposed of its computer manufacturing business, O'Sullivan Industries Inc., Memtek's Product Division and the Lika printed circuit board business.

(6) The change in 1993 reflected the Company's change in accounting for income taxes to comply with Statement of Financial Accounting Standards, "Accounting for Income Taxes" ("FAS 109").

(7) Includes investment in discontinued operations through December 31, 1993, as discussed in (5) above.

(8) Total debt includes short-term debt, current maturities of long-term debt, capital leases, TESOP indebtedness and long-term debt.

(9) EBITDA consists of earnings before interest income, interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA should be considered in conjunction with all of the information in the Selected Consolidated Financial Data, the Company's Consolidated Financial Statements and the Notes thereto prepared in accordance with generally accepted accounting principles and included in the 1996 Form 10-K and the June 1997 Form 10-Q incorporated herein by reference. The Company has presented EBITDA because it is used by certain investors to determine a company's ability to service debt.

(10) Computed using income from continuing operations. For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance expenses and discount and an appropriate portion of rental expense that represents a reasonable approximation of the interest factor (currently deemed to be one third). Earnings before income taxes were not sufficient to cover fixed charges during 1996 by approximately $145.6 million.

(11) Includes cash used for additions to property, plant and equipment, cash provided by proceeds from the sales of property, plant and equipment, proceeds from the sale of divested operations, proceeds from payment on AST note and cash used or provided by other investing activities. Net cash provided by investing activities during 1994 primarily includes cash used for additions to property, plant and equipment of $180.5 million, cash provided by proceeds from the sales of property, plant and equipment of $56.4 million and proceeds from the sale of divested operations of $359.0 million.

(12) Includes cash used for purchases of treasury stock and payment of dividends; includes cash provided by sales of treasury stock to the employee stock purchase program, proceeds from the exercise of stock options and, in the fiscal year ended June 30, 1992, issuance of preferred stock. Also includes cash provided (used) by changes in debt.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings assigned to such terms in the Prospectus.

GENERAL

  The Notes offered hereby will be limited to $150,000,000 aggregate principal amount and will mature on September 1, 2007. The Notes are not entitled to a sinking fund. Interest at the applicable annual rate set forth on the cover page of this Prospectus Supplement will be payable semiannually on September 1 and March 1, commencing March 1, 1998, to the persons in whose names the Notes are registered at the close of business on August 15 or February 15, as the case may be, preceding such interest payment date. Interest on the Notes will accrue from August 19, 1997 or from the most recent interest payment date to which interest has been paid or provided for to, but excluding, the next interest payment date. The Notes constitute a separate series of Debt Securities under the Indenture described in the Prospectus and will be issued in denominations of $1,000 and integral multiples thereof.

  The Notes will be unsecured and will rank on a parity with each other and with approximately $561,000,000 of unsecured and unsubordinated indebtedness of the Company.

  The Indenture does not contain any covenants or provisions that would afford Note holders protection in the event of a highly leveraged transaction.

  The Indenture does not contain any covenants or provisions that would afford Note holders protection in the event of a change in control of the Company.

  The Notes may not be redeemed prior to maturity.

  The provisions described in the Prospectus under "Description of Debt Securities--Defeasance" will be applicable to the Notes.

BOOK-ENTRY PROCEDURES

  The Notes will be issued in the form of one or more fully registered Global Securities (the "Global Securities"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary's nominee. Except as set forth below, the Global Securities may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including certain of the Underwriters), banks (including the Trustee) and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

  Pursuant to procedures established by the Depositary, (i) upon issuance of the Notes by the Company, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to the Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

  So long as a nominee of the Depositary is the registered owner of the Global Securities, such nominee for all purposes will be considered the sole owner or holder of the corresponding Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

  The Trustee, any Paying Agent and the Security Registrar will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made by the Trustee to the Depositary's nominee as the registered owner of the Global Securities. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the Participants or indirect participants.

  If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Securities. In addition, the Company may at any time determine not to have the Notes represented by Global Securities and, in such event, will issue Notes in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in the Global Securities will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in the definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupon.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the applicable Terms Agreement, each dated August 14, 1997, the Company has agreed to sell to each of the Underwriters named below, for whom Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
                           UNDERWRITER                              OF NOTES
                           -----------                          ----------------
   Bear, Stearns & Co. Inc. ...................................   $ 40,000,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated .........     40,000,000
   Salomon Brothers Inc........................................     40,000,000
   Rauscher Pierce Refsnes, Inc. ..............................     18,000,000
   BancAmerica Securities, Inc.................................      6,000,000
   Citicorp Securities, Inc....................................      6,000,000
                                                                  ------------
     Total.....................................................   $150,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement and the applicable Terms Agreement, the Underwriters are obligated to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain brokers and dealers.

  After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they currently intend to make a market in the Notes, although the Underwriters are not obligated to do so and may discontinue such market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

  In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Notes for their own account by selling more Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilize or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have provided, and may in the future provide, investment banking or commercial banking services to the Company and certain of its affiliates.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PROSPECTUS

                               TANDY CORPORATION

                                DEBT SECURITIES

  Tandy Corporation ("Tandy" or the "Company") may offer from time to time in one or more series its debt securities (the "Debt Securities") having an aggregate initial public offering price or purchase price of up to U.S. $300,000,000, or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"), each series of which will be offered on terms to be determined at the time of sale. Debt Securities may be sold for U.S. dollars, or for one or more foreign or composite currencies, and the principal of (and premium, if any) and any interest on any Debt Securities may likewise be payable in U.S. dollars or in one or more foreign or composite currencies.

  Debt Securities of a series may be issuable as individual securities in registered form without coupons or as one or more global securities in registered form (each a "Global Security").

  The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, currency, denominations, maturity, premium, rate (which may be fixed or floating) and time of payment of interest, terms for redemption at the option of the Company or the holder, terms for sinking fund payments, the initial public offering price and other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

                               ----------------

  The Debt Securities may be sold through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, through agents designated from time to time, or directly to institutional purchasers. Any such managing underwriters, underwriters or agents may include Bear, Stearns & Co. Inc., Merrill Lynch & Co., Salomon Brothers Inc and Rauscher Pierce Refsnes, Inc. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement.

                The date of this Prospectus is August 6, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be accessed through the Commission's web site at (http://www.sec.gov) and also can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, N.W. Washington, D.C. 20549 and at the following regional offices: Citicorp 500 W. Madison, Suite 1400, Chicago, Illinois 60611 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (File No. 333-27297; together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated herein by reference (File No. 1-5571) is the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company's Current Report on Form 8-K filed on January 22, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 and the Company's Current Report on Form 8-K filed on July 21, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, TANDY CORPORATION, 100 THROCKMORTON STREET, SUITE 1800, FORT WORTH, TEXAS 76102. TELEPHONE REQUESTS MAY BE DIRECTED TO (817) 390-3021.

                                  THE COMPANY

  Tandy is a leading marketer of consumer electronics with a broad retail distribution system. The Company is engaged in marketing products in such diverse technologies as audio, video, telephony and personal computers. Tandy markets its products primarily in the United States. The retail distribution system is comprised of the RadioShack and Computer City store chains. RadioShack distributes primarily private label electronic parts and accessories, audio/visual equipment, digital satellite systems, personal computers, cellular and conventional telephones, as well as specialized products such as scanners, electronic toys and hard-to-find batteries. The Computer City chain operates primarily as a "supercenter" format featuring many name brand computers, software and related products.

  Tandy's principal executive offices are located at 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102. Tandy's mailing address is 100 Throckmorton Street, Suite 1800, P.O. Box 17180, Fort Worth, Texas 76102 and its telephone number is (817) 390-3700.

                                USE OF PROCEEDS

  Except as may be stated otherwise in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of Debt Securities will be added to its general corporate funds and may be used to reduce long-term or short-term borrowings, for acquisitions or for other business opportunities. Although the Company regularly evaluates the advisability of making business acquisitions or investments, it currently has no understandings or agreements for any specific acquisition or investment.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratios of earnings to fixed charges of the Company on a consolidated basis for the periods indicated were as follows:

                         THREE MONTHS                        SIX MONTHS      YEAR
                             ENDED     YEAR ENDED DECEMBER      ENDED       ENDED
                           MARCH 31,           31,         DECEMBER 31,(1) JUNE 30,
                         ------------- ------------------- --------------- --------
                          1997   1996  1996 1995 1994 1993      1992         1992
                         ------ ------ ---- ---- ---- ---- --------------- --------
Ratio of earnings to
 fixed charges..........   2.47   1.85 (2)  4.22 4.56 3.89      2.83         3.95

--------
(1) In 1992, the Company changed its fiscal year end from June 30 to December 31 effective with the six-month transition period ended December 31, 1992.
(2) Earnings before income taxes were not sufficient to cover fixed charges during 1996 by approximately $145.6 million.

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance expenses and discount and an appropriate portion of rental expense that represents a reasonable approximation of the interest factor (currently deemed to be one third).

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities are to be issued under an Indenture dated as of May 1, 1997 between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), as supplemented from time to time by supplemental indentures and/or modified from time to time by resolutions of the Board of Directors of the Company as provided in Section 301 of such indenture (such indenture as so supplemented and/or modified being hereinafter referred to as the "Indenture"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the Indenture. Numerical references in parentheses are to sections in the Indenture, and unless otherwise indicated capitalized terms have the meanings given them in the Indenture.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued from time to time in series. (Section 301)

  The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  The Indenture does not contain any covenants or provisions that would afford debt holders protection in the event of a highly leveraged transaction.

  The Indenture does not contain any covenants or provisions that would afford holders of Debt Securities protection in the event of a change in control of the Company.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for a description of the terms of such Debt Securities in respect of which this Prospectus is being delivered, including, where applicable: (i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iv) the date or dates on which the principal of such Debt Securities is payable; (v) the currency of denomination of such Debt Securities, which may be U. S. dollars or any other currency or any composite currency, including ECU; (vi) the designation of the currency or currencies in which payment of the principal of (and premium, if any) and any interest on such Debt Securities will be made, and the designation, if any of the currency or currencies in which payment of the principal of (and premium, if any) or any interest on such Debt Securities, at the election of a Holder thereof, may also be payable; (vii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities of the series may be determined with reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable, the manner in which such amounts shall be determined; (viii) if the payments of principal of (and premium, if any) or interest on the Debt Securities of the series are to be made in a Foreign Currency other than the Foreign Currency in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments shall be determined;
(ix) if the Debt Securities of such series are to be denominated or payable in a currency other than dollars, the designation of the initial Exchange Rate Agent; (x) the rate or rates (which may be fixed or floating), if any, at which such Debt Securities will bear interest, the date or dates from which such interest will accrue, the dates on which such interest will be payable, and the record date for the interest payable on any interest payment date;
(xi) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary (as defined below) for such Global Security or Securities; (xii) the terms and conditions, if any, on which such Debt Securities may be redeemed by the Company; (xiii) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or at the option of a Holder thereof, and the terms and conditions on which such Debt Securities shall be redeemed, repaid or purchased pursuant to such obligation; (xiv) any additional Events of Default or restrictive covenants provided for with respect to such Debt Securities; (xv) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable; (xvi) the place or places, if any, in addition to or other than the office or agency of the Company in the Borough of Manhattan, the City and State of New York, where the principal of (and premium, if any) and interest on Debt Securities of the series shall be payable; (xvii) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof; (xviii) provisions, if any, for the defeasance of Debt Securities of the series; and (xix) any other terms not inconsistent with the Indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of such Debt Securities. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons or in the form of one or more Global Securities, as described below under "Global Securities." Debt Securities will be issued in denominations of $1,000 or any integral multiple thereof unless otherwise provided in the applicable Prospectus Supplement. (Section 302) The Prospectus Supplement relating to a series of Debt Securities denominated in a composite currency or any currency other than
U. S. dollars will specify the denominations thereof.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of Debt Securities may be floating rate debt securities which are exchangeable for fixed rate debt securities. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

  The principal of (and premium, if any) and any interest on Debt Securities shall be payable at the Place or Places of Payment designated for such Debt Securities, provided that payment of interest on registered Debt Securities may be made at the option of the Company by check mailed to the registered Holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of the Holder by wire transfer to an account designated by such Holder in writing to the Trustee. (Sections 307 and 1002)

  Debt Securities (other than Global Securities) may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places, and subject to the restrictions set forth in the Indenture and the Debt Securities and described in the applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303 and 305)

  The specific terms of the Depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all Depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of participant's interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Principal, premium, if any, and any interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of a Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or Securities for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308)

  The Company expects that the Depositary for a series of Debt Securities, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security or Securities for such Debt Securities as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 305)

  Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities of such series so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons. (Sections 302 and 305)

RESTRICTIVE COVENANTS

  Limitation on Liens. The Indenture provides that the Company may not, and may not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien upon any Operating Property or Operating Asset, whether owned at the date of the Indenture or thereafter acquired, to secure any Indebtedness, without making effective provision whereby the Debt Securities of each series then Outstanding (together with, if the Company shall so determine, any other Indebtedness of the Company or any Subsidiary then existing or thereafter created which is not subordinate to the Debt Securities of each series then Outstanding) shall be secured by such Lien equally and ratably with (or prior
to) any and all other Indebtedness thereby secured, so long as such Indebtedness shall be so secured, unless, after giving effect thereto, the aggregate amount of all such Indebtedness secured by Liens, together with all Attributable Debt of the Company and its Subsidiaries in respect of Sale and Lease-Back Transactions (other than Sale and Lease-Back Transactions permitted by clauses (2), (3) and (4) under "Limitation on Sales and Lease-Backs" below) would not exceed the greater of (i) 10% of Consolidated Net Tangible Assets of the Company or (ii) $140,000,000; provided, however, that the foregoing restriction shall not apply to Indebtedness secured solely by: (i) Liens on any property existing at the time of acquisition thereof by the Company or a Subsidiary (subject to certain limitations); (ii) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Subsidiary or otherwise becomes a Subsidiary of the Company or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Subsidiary (subject to certain limitations); (iii) Liens securing Indebtedness of a wholly-owned Subsidiary to the Company or to another wholly-owned Subsidiary; (iv) Liens on property to secure all or part of the cost of acquiring, substantially repairing or altering, constructing, developing or substantially improving such property, or to secure Indebtedness incurred to provide funds for any such purpose (subject to certain limitations); (v) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Liens; (vi) Liens incurred or assumed in connection with an issuance of revenue bonds the interest on which is exempt from federal income tax pursuant to Section 103 and related Sections of the Internal Revenue Code of 1986, as amended; (vii) Liens on customer and other accounts receivable owned by the Company or any Subsidiary; and (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) to (vii), inclusive, subject to certain limitations. (Section 1008)

  Limitation on Sales and Lease-Backs. The Indenture provides that the Company may not, nor may it permit any Subsidiary to, enter into any Sale and Lease-Back Transactions with respect to any Operating Property or Operating Asset more than 360 days after the later of (i) the completion of the acquisition, substantial repair or alteration, construction, development or substantial improvement of such Operating Property or Operating Asset; (ii) the placing in operation of such Operating Property or Operating Asset or (iii) the placing in operation of such Operating Property or Operating Asset as so substantially repaired or altered, constructed, developed or substantially improved. This covenant shall not apply to any Sale and Lease-Back Transaction with respect to any Operating Property or Operating Asset (1) if the Company or such Subsidiary could issue, assume or guarantee Indebtedness secured by a Lien on the property to be leased back in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Outstanding Debt Securities of each series; (2) solely between the Company and a wholly-owned Subsidiary or between wholly-owned Subsidiaries of the Company; (3) if the terms of such Sale and Lease-Back Transaction have been determined by the Company's Board of Directors to be fair and arms' length and, within 360 days after the receipt of the proceeds of such Sale and Lease-Back Transaction, the Company or any of its Subsidiaries applies an amount equal to the greater of the net proceeds of such Sale and Lease-Back Transaction or the fair value of such Operating Property or Operating Asset at the time of such Sale and Lease-Back Transaction to (x) the prepayment or retirement (other than any mandatory prepayment or retirement) of Indebtedness not then due within one year of the Company or any of its Subsidiaries (other than Indebtedness of a wholly-owned Subsidiary to the Company or to another wholly-owned Subsidiary) or (y) the making of capital expenditures incurred to purchase, construct or improve property used in ordinary course of business of the Company or any of its Subsidiaries; or
(4) to the extent the Company transfers or sells all or part of its nine block corporate headquarters complex and parking lots in existence on the date of the Indenture, and any additions thereto, or all or part of any of its 12 regional distribution centers in existence on the date of the Indenture, and any additions thereto, in a transaction (including but not limited to the formation of a partnership) in which the Company (x) receives an interest equal in value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) to the value of any property so transferred or sold and (y) enters into a lease providing the Company with the continued use of such property. (Section 1007)

  Certain Definitions. "Attributable Debt" means, as to any particular lease under which the Company or a Subsidiary is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the rate of 10% per annum compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

  "Consolidated Net Tangible Assets" means the total of all the assets appearing on the consolidated balance sheet of the Company and its Subsidiaries, less the following: (i) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination; (ii) reserves for depreciation and other asset valuation reserves; and (iii) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on said balance sheet.

  "Indebtedness" means with respect to any Person, at any time, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property (other than accounts payable incurred in the ordinary course of business), (vi) all Capital Lease Obligations of such Person, (vii) all Indebtedness of others secured by (or for which the Holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, and (viii) all obligations of such Person in respect of any letters of credit supporting any Indebtedness of others and guarantees by such Person of Indebtedness of others.

  "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned by the Company or any of its Subsidiaries.

  "Operating Property" means all real property and improvements thereon owned by the Company or any of its Subsidiaries constituting, without limitation, any store, warehouse, service center or distribution center wherever located, provided that such term shall not include any store, warehouse, service center or distribution center that the Company's Board of Directors declares by resolution not to be of material importance to the business of the Company and its Subsidiaries.

  "Sale and Lease-Back Transaction" of the Company or a Subsidiary means any arrangement whereby (i) property has been or is to be sold or transferred by the Company or a Subsidiary to any Person with the intention on the part of the Company or such Subsidiary of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life of such property and
(ii) such property is in fact so leased by the Company or such Subsidiary.

  "Subsidiary" means any corporation of which a majority of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by the Company, by the Company and one or more other Subsidiaries or by one or more Subsidiaries of the Company, and general partnership, joint venture or similar entity, of which a majority of the outstanding partnership or similar interests is at the time directly or indirectly owned by the Company, or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries, and any limited partnership of which the Company or any other Subsidiary is a general partner.

EVENTS OF DEFAULT

  The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in payment of principal of (or premium, if any, on) any Debt Security of such series when due; (ii) default for 30 days in payment of interest on any Debt Security of such series from when due; (iii) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (iv) default in the performance or breach of any other covenant in the Indenture, which default continues for 60 days after written notice thereof by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series; (v) default resulting in acceleration of maturity of any other indebtedness of the Company or any Subsidiary in an amount in excess of $20,000,000, which acceleration is not rescinded or annulled for 10 days after written notice thereof by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series; (vi) certain events of bankruptcy, insolvency or reorganization and (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

  The Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable immediately. In certain cases, the Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all such Debt Securities rescind and annul such declaration of acceleration. (Section 502)

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of any series before proceeding to exercise any right or power under the Indenture with respect to such series at the request of such Holders. (Section 603) The Indenture provides that no Holder of Debt Securities of any series may institute any proceedings, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee thereunder, for 60 days, to act after it has received a request to enforce such Indenture by the Holders of at least 25% in aggregate principal amount of the then Outstanding Debt Securities of such series, and an offer of reasonable indemnity. (Section 507) This provision will not prevent any Holder of Debt Securities from enforcing payment of the principal thereof (and premium, if any) and interest thereon at the respective due dates thereof. (Section 508) The Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. The Trustee may, however, refuse to follow any direction that it determines may not lawfully be taken or would be illegal or in conflict with the Indenture or involve it in personal liability or which would be unjustly prejudicial to Holders not joining therein. (Section 512)

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder, give to the Holders of Debt Securities of such series notice of such default, if such default has not been cured or waived. Except in the case of a default in the payment of principal of (or premium, if any) or interest on, or in the payment of any sinking fund installment in respect of, any Debt Securities of such series, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series. (Section
602)

  The Company will be required to file with the Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1009)

MODIFICATION AND WAIVER

  Modifications of and amendments to the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, (ii) reduce the principal amount of, or any premium or interest on, any Debt Security (or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof); (iii) adversely affect the right of repayment or repurchase, if any, at the option of the Holder; (iv) reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security; (v) change the place or currency or currency unit of payment of the principal of (or premium, if any) or any interest on any Debt Security;
(vi) change or eliminate the rights of a Holder to receive payment in a designated currency; (vii) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (viii) reduce the percentage of the principal amount of the outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The Holders of a majority in principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with the provisions of the Indenture described above in "Restrictive Covenants" before the time for such compliance. (Section 1010) The Holders of a majority in principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the Holder of each outstanding Debt Security affected thereby. (Section 513)

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

  The Company may not consolidate with or merge into any corporation, or transfer its assets substantially as an entirety to any Person, unless: (i) the successor corporation or transferee assumes the Company's obligations on the Debt Securities and under the Indenture; (ii) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing; and (iii) certain other conditions are met. (Section 801)

DEFEASANCE

  If so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series

(except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain Paying Agencies, and hold money for payment in trust) or (ii) will not be subject to the provisions of the Indenture described above under "Restrictive Covenants" with respect to the Debt Securities of such series, in each case if the Company deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, the Outstanding Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required to deliver to the Trustee an Opinion of Counsel to the effect that (1) the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause (i), a ruling to such effect received from or published by the United States Internal Revenue Service; (2) the Company's exercise of its option under this provision will not cause any violation of the Investment Company Act of 1940, as amended, on the part of the Company, the trust, the trust funds representing the Company's deposit or the Trustee; and (3) if the Debt Securities of such series are then listed on the New York Stock Exchange, such Debt Securities would not be delisted as a result of the exercise of such option. The Company would also be required to deliver to the Trustee an Officer's Certificate stating that no Event of Default or event (including such deposit) which, with notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of such series has occurred and is continuing. (Sections 1301 and 1302)

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank is the Trustee under the Indenture. The Chase Manhattan Bank maintains normal banking relationships with the Company including (i) acting as trustee under the Indenture dated as of November 15, 1990, with the Company as issuer and (ii) acting as trustee under the Indenture dated as of June 30, 1990 with The Trust Established Under The Tandy Employees Stock Ownership Plan as issuer and the Company as guarantor.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or to a single purchaser. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities of such series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement. The Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may from time to time purchase and sell Debt Securities in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Debt Securities or liquidity in the secondary market if one develops.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with or perform services for the Company or its affiliates in the ordinary course of business.

                                    EXPERTS

  The financial statements incorporated in the Registration Statement and this Prospectus by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL OPINIONS

  The validity of the Debt Securities offered hereby will be passed on for the Company by Satterlee Stephens Burke & Burke LLP, New York, New York, and for any underwriters or agents by Cleary, Gottlieb, Steen & Hamilton, New York, New York. From time to time, Cleary, Gottlieb, Steen & Hamilton provides legal services to the Company.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-
TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUP-PLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Note Regarding Forward-Looking Statements..................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-6
Selected Consolidated Financial Data.......................................  S-7
Description of Notes.......................................................  S-9
Underwriting............................................................... S-11

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by
 Reference.................................................................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratios of Earnings to Fixed Charges........................................    3
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   11
Experts....................................................................   12
Legal Opinions.............................................................   12

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                                  $150,000,000

                               TANDY CORPORATION

                       6.95% NOTES DUE SEPTEMBER 1, 2007

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                            BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                              SALOMON BROTHERS INC
                         RAUSCHER PIERCE REFSNES, INC.

                                August 14, 1997

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